FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2006

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F           ☒           Form 40-F           ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        ☐       No           ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                 ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Athens, September 12, 2006

National Bank of Greece enters into a definitive agreement for the acquisition of Vojvodanska Banka a.d. Novi Sad

National Bank of Greece (NBG) and the Republic of Serbia entered into a definitive agreement for the acquisition of Vojvodanska Banka a.d. Novi Sad (Vojvodanska) by NBG. The agreement was signed today in Belgrade by Mr. Takis Arapoglou, Chairman and CEO of NBG, and Mr. Mladan Dinkic, Minister of Finance, representing the Republic of Serbia.  The disposal of Vojvodanska is the largest and most significant sale of a state controlled bank in Serbian to date and follows a nine-months tender process in which 11 European banks expressed interest originally.

On the occasion of the signing of the definitive agreement, Mr. Dinkic mentioned:

“The sale of Vojvodanska is the most significant disposal of a state controlled bank in Serbia until now and follows the successful sales of five other smaller financial institutions during the last two years.  The acquisition by NBG and its significant investment commitments are a demonstration of the solid prospects of the Serbian banking sector and the Serbian economy in general”.

Mr. Arapoglou, mentioned:

“With the acquisition of Vojvodanska, we complete one more step in deepening our regional footprint.  Vojvodanska’s extensive network, its leading position in Dinar deposits and its wide customer base, together with NBG’s leading position in retail banking in Serbia, will make the combined group a recognised leader in providing financial services in the fast growing Serbian market”.

Following the completion of the transaction, the NBG Group will comprise a combined customer base of over 11 million customers, a branch network of 1,317 branches, more than half of which in Southeastern Europe, and a loan book of more than €40 bn, 25% of which in SEE.

Vojvodanska Banka overview

Vojvodanska was the sixth largest Serbian bank in terms of total assets as of December 31, 2005 and has the second largest distribution network in the country.  As of June 2006, Vojvodanska had total customer deposits and net loans of €342 million and €215 million, respectively, representing market shares of approximately 7% and 4%.  In addition, Vojvodanska has a strong market position in Dinar deposits, with a market share of around 11%, a market leader in Dinar savings.  Established in 1962, Vojvodanska is one of Serbia’s leading universal banking franchises, providing individual, corporate and public sector customers with a broad range of financial products and services.

Vojvodanska, through its nationwide distribution network comprising 175 points of sale, serves more than 625,000 individual and 61,000 SME and corporate clients.  Vojvodanska holds a leading position in the issuance of Visa and DinaCard payment cards.  Vojvodanska maintains around 10% share of Serbia’s domestic and international payment transactions. In recent years, the management team of Vojvodanska completed the bank’s financial restructuring, bringing to a resolution of key legacy issues, most importantly providing fully for Paris and London Club debt.

Pro forma for the acquisition of Vojvodanska, NBG will have approximately 8% and 6% market shares in deposits and loans, respectively, placing it in the top tier of banks.  NBG’s existing branch network also complements Vojvodanska’s strong regional presence in the affluent Vojvodina area.  NBG currently has 35 points of sale in Serbia and a leading presence in retail banking with almost 5.5% market share in outstanding balances.

Serbian banking sector prospects are quite attractive in view of the low banking penetration (26.1% of GDP for private sector loans), especially for retail loans (8.6%) and strong growth prospects reflecting the significant reforms achieved by the Government as well as its European orientation. Indeed, loans to the private sector are growing by 57.3%, with the retail segment growing by 96.2%.

Vojvodanska and NBG Serbia market positions (June 2006)

	Vojvodanska	NBG Serbia

Deposits	€342 million	€55 million
% market share	7%	1%
Loans (net of provisions)	€215 million	€121 million
% market shares	4%	2%
Assets	€511 million	€286 million

Points of sale	175	35
Employees	2,425	394

Transaction overview

NBG will pay to the Republic of Serbia on the closing of the transaction €360 million in cash for the acquisition of 99.4% of Vojvodanska’s share capital.  In compliance with the relevant legislation, NBG will subsequently launch a tender offer to Vojvodanska’s minority shareholders on terms equivalent to those agreed with the Republic of Serbia.  A further €25 million will also be deposited by NBG in an escrow account until December 2007.  The escrow is set against certain expected recoveries from Vojvodanska’s fully provided non-performing loan portfolio and would be released to NBG on a € for € basis against any shortfall in the recoveries.

In the context of the transaction, NBG has also undertaken to:

•                  Invest  €40 million in Vojvodanska over the following 3 years; and

•                  Provide a €25 million 7 year loan to the Development Fund of the Republic of Serbia at market rates.

In accordance with the transitional IFRS framework, applicable in the Republic of Serbia, the acquisition price to book multiple is below 4 times, based on estimates of end-December 2006 shareholders’ equity, in line with other acquisitions in the region.

Closing of the transaction is expected by the end of the year, following receipt of the customary approvals from the relevant Greek and Serbian authorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 12th September, 2006

Chairman - Chief Executive Officer